August 4, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Patrick Gilmore, Sr.
Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FalconStor Software, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 10, 2011
File No. 000-23970

Mr. Gilmore:

FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) has received your letter dated July 7, 2011 containing a comment on the Company’s above referenced Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2011.  This letter is being filed in response to the comment set forth in your letter.

For your convenience of reference, we have set forth your comment in bold below, with the Company’s response following such comment.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Part II.  Other Information

Item 1.  Legal Proceedings

Internal Investigation, page 36

Comment 1:

We note in your response to prior comment 1 the amount of revenue recognized from Customer A for the years ended December 31, 2010, 2009 and 2008.  We also note that you believe these amounts were not material to the company’s total revenue for each of these years.  Please clarify whether the amount of revenue recognized from Customer A was material to operating income or net income for each of these years as well as the non-GAAP measures you disclosed in your earnings releases.  If the amounts are considered material to any of these measures, we believe that the amount of revenue recognized from this customer should be included in your disclosure.

Response:

The Staff is advised that the Company did not disclose the amount of revenue derived from Customer A because it did not constitute at least 10% or more of the Company’s revenue for each of the fiscal years ended December 31, 2010, 2009 and 2008 in accordance with ASC 280-10-50-42. We do not believe it is appropriate to compare revenue to operating income, net income, or the non-GAAP measures disclosed in our earnings releases when evaluating the disclosure requirements for “major customers.” The application of this methodology would result in the Company having to disclose the revenue from many of its customers.  In addition, we considered Item 303 of Regulation S-K and we  believe disclosures of the revenue derived from Customer A would not provide any meaningful information with respect to any known trends (see our response to comment 2 below).

 Comment 2:

As it relates to the amount of revenue recognized from Customer A for the years ended December 31, 2010, 2009 and 2008, please quantify the amount of revenue attributable to new product sales and ongoing maintenance. Additionally, please tell us how you considered the decline in revenue from this customer in 2010 in determining that the improper payments did not have a material adverse effect on the company’s net sales, revenues or income from continuing operations and tell us whether you believe it had material adverse effect on net income/loss or the non-GAAP measures you disclosed in your earnings.

Response:

The revenue break down from Customer A in fiscal 2010, 2009 and 2008 for product revenue, maintenance and professional services is as follows:

	2010	2009	2008
Product revenue	--	$6,238,780	$3,814,953
Maintenance	$1,203,773	$801,444	$300,733
Professional services	$512,500	$125,000	--

Product revenue is typically highest in the earlier periods  after the Company enters into an agreement with a “new” customer since this is typically when the customer purchases the Company’s software  products based on its requirements. The Company’s typical measuring point for the continuance of an ongoing contractual relationship with a customer is the customer’s renewal of their maintenance contracts. Customer A’s maintenance has increased from 2008 to 2010. In addition, on June 27, 2011 Customer A renewed its maintenance contract with the Company for another twelve month period.  Given the increase in maintenance revenue from Customer A and the recent renewal of the maintenance contract for another twelve months, the Company does not believe the improper payments had a material adverse effect on the Company’s net revenues,  income from continuing operations, net income/loss, or the non-GAAP measures disclosed in the Company’s earnings releases.

We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses.  If you have any questions please call me at (631) 962-1114.

Sincerely,

/s/ James Weber
James Weber Chief Financial Officer FalconStor Software, Inc